As filed with the Securities and Exchange Commission on October 2, 1995
                                                                   No. 33-61303


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   __________

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   __________

                            COMSTOCK RESOURCES, INC.
                        (Exact name of registrant as specified in its charter)

             NEVADA                                                                                    94-1667468
(State or other jurisdiction of                                                                     (I.R.S. Employer
 incorporation or organization)                                                                  Identification Number)

        5005 LBJ Freeway                                                                             M. Jay Allison
           Suite 1000                                                                     President and Chief Executive Officer
      Dallas, Texas  75244                                                                    5005 LBJ Freeway, Suite 1000
         (214) 701-2000                                                                           Dallas, Texas  75244
(Address, including zip code, and                                                                    (214) 701-2000
telephone number, including area code                         Copies to:                      (Name, Address, including zip
of Registrant's principal executive offices)              Guy  H. Kerr, Esq.           code, and telephone number, including area
                                                      Locke Purnell Rain Harrell               code, of agent for service)
                                                     2200 Ross Avenue, Suite 2200
                                                             Dallas, Texas 75201
                                                            (214) 740-8000
                                                          ____________________

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following.
_____
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following.    X
                              ____________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                            COMSTOCK RESOURCES, INC.

                         112,235 Shares of Common Stock


   The 112,235 shares of common stock, par value $.50 per share (the "Common Stock"), of Comstock Resources, Inc. (together with its subsidiaries, the "Company") covered by this Prospectus are being or will be offered by certain selling security holders (the "Selling Security Holders"). See "Selling Security Holders." The shares were issued in lieu of cash dividends on the Company's Series 1995 Convertible Preferred Stock. See "Description of Capital Stock - Preferred Stock." The Company will not receive any proceeds from the sale of Common Stock offered hereby.

   The Selling Security Holders may offer their shares of Common Stock through broker transactions or directly to prospective purchasers. Such shares will be offered at the market price or at prices that may be negotiated by the Selling Security Holders. Brokers or dealers will receive commissions or discounts from the Selling Security Holders in amounts to be negotiated immediately prior to sale. See "Plan of Distribution."

   The Company's Common Stock is quoted on the Nasdaq National Market under the symbol CMRE. On September 29, 1995, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $4.375 per share. The shares of Common Stock offered hereby include preferred stock purchase rights. See "Description of Capital Stock - Stockholders' Rights Plan."

   The Company has agreed to register the shares of Common Stock offered and to pay the expenses of such registration. Such expenses, including legal and accounting fees, are estimated to be $5,000. The Company intends to keep the registration statement, of which this Prospectus is a part, effective for a period of twenty-four months or, if earlier, until all the shares of Common Stock offered hereby have been sold or the Company is no longer obligated to maintain such effectiveness.
                                   __________

   PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" HEREIN.
                                   __________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   __________

                                October __, 1995

                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and/or information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at certain of the regional offices of the Commission. The addresses of the facilities are: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   The Company shall provide without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person, a copy of any and all of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). These documents are available upon request directed to: Comstock Resources, Inc., 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244; telephone number (214) 701-2000, Attention:
Secretary.



                                TABLE OF CONTENTS

                                                           PAGE

Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . 3

Recent Developments . . . . . . . . . . . . . . . . . . . . . 3

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . 4

Description of Capital Stock  . . . . . . . . . . . . . . . . 8

Selling Security Holders  . . . . . . . . . . . . . . . . .  14

Plan of Distribution  . . . . . . . . . . . . . . . . . . .  16

Incorporation of Certain Information By Reference . . . . .  16

Legal Matters . . . . . . . . . . . . . . . . . . . . . . .  16

Experts . . . . . . . . . . . . . . . . . . . . . . . . . .  17

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this Prospectus.

The Company

    Comstock Resources, Inc. is primarily engaged in the acquisition, development and production of oil and gas reserves in the United States. The Company owns interests in oil and gas wells located primarily in Arkansas, Louisiana (on and offshore), Nebraska, Oklahoma, and Texas.

    The Company was originally organized as a Delaware corporation in 1919 under the name Comstock Tunnel and Drainage Company for the primary purpose of conducting gold and silver mining operations in and around the Comstock Lode in Nevada. In 1983, the Company was reincorporated under the laws of the State of Nevada. In November 1987, the Company changed its name to Comstock Resources, Inc.

    The executive offices of the Company are located at 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244 and its telephone number is (214) 701-2000.

The Offering

    Common Stock Offered by the Selling Security Holders  112,235 shares(1)

    Common Stock Outstanding at October 2, 1995        12,769,162 shares(2)

    Nasdaq National Market Symbol                                   CMRE


    (1) Represents shares issued to the Selling Security Holders in lieu of the payment of cash dividends on the Company's Series 1995 Convertible Preferred Stock.

    (2) At October 2, 1995, an additional 8,337,450 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options and warrants and the conversion of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock.
                               RECENT DEVELOPMENTS

    On July 31, 1995, the Company closed an acquisition of producing oil and gas properties and natural gas gathering systems located in East Texas and North Louisiana from Sonat Exploration Company, a wholly owned subsidiary of Sonat Inc. ("Sonat"), for total cash consideration of $50.6 million. The Company acquired interests in 319 (188 net) oil and gas wells from Sonat for $49.1 million. In addition, the Company acquired the managing general partner interest and a 20.31% limited partner interest in Crosstex Pipeline Partners, Ltd. ("Crosstex") as well as certain other gas gathering systems primarily located in Harrison County, Texas from Sonat for $1.5 million.

    On May 15, 1995, the Company closed an acquisition of producing offshore oil and gas properties located in Louisiana State waters in the Gulf of Mexico. The Company acquired interests in 14 oil and gas wells (3.5 net wells) for cash of $8,199,000.

    Each of the acquisitions were funded by borrowings under the Company's $110 million bank credit facility, consisting of a $100 million revolving credit facility and a one year term loan of $10 million. Amounts outstanding under the revolving credit facility bear interest at the agent bank's prime rate plus 1 1/2% and are subject to a borrowing base redetermined semiannually by the banks. The borrowing base as of July 31, 1995 for the revolving credit facility was $70,000,000 and reduces by $1,060,000 each month beginning September 1, 1995. The revolving credit facility has a final maturity of October 1, 1998. Amounts outstanding under the term loan bear interest at the agent bank's prime rate plus 4% and are payable in full on July 31, 1996.

    The acquisitions will significantly increase the Company's revenues and cash flow from operating activities beginning in the third quarter of 1995.

                                  RISK FACTORS

    Prior to making an investment decision, prospective investors should consider fully, together with the other information contained in or incorporated into this Prospectus, the following factors:

Results of Operations

    Although the Company had net earnings, before extraordinary items, of $1.5 million and $2.7 million for the years ended December 31, 1992 and 1993, respectively, the Company incurred a net loss, before extraordinary items, of $877,000 for the year ended December 31, 1994 and a net loss of $823,000 for the six months ended June 30, 1995. The loss in 1995 is primarily attributable to lower natural gas prices. The Company cannot predict when or if natural gas prices will improve. Notwithstanding the losses it has incurred, the Company has been able to, and expects to continue to be able to, satisfy its debt service and other obligations as and when they become due.

Risk of Oil and Gas Operations

    The Company must continually acquire or explore for and develop new oil and gas reserves to replace those being depleted by production. Without acquisitions or successful drilling, the Company's assets, properties and revenues will decline over time. The Company's acquisition program assumes that major and independent oil companies and individuals will continue to divest many of their domestic oil and natural gas properties. There can be no assurance that such divestitures will continue or that the Company will be able to acquire such properties on acceptable terms or have capital available to fund such acquisitions. To the extent the Company engages in drilling activities, such activities carry the risk that no commercially viable oil or gas production will be obtained. The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including weather conditions and shortages of or delays in delivery of equipment.

    The availability of a ready market for the Company's oil and gas production depends on numerous factors beyond its control, including the demand for and supply of oil and gas, the proximity of the Company's gas reserves to pipelines, the capacity of such pipelines, fluctuation in seasonal demand, the effects of inclement weather and government regulations.

    The oil and gas business is subject to numerous operating hazards such as explosions, blowouts, oil spills and other disasters which could result in substantial loss to the Company. Offshore oil and gas operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and seas. Any of these could result in damage or destruction of drilling rigs, oil and gas wells or producing facilities, suspension of operations or damage or injury to property and persons. As is customary in the industry, the Company maintains insurance against some, but not all, of these risks.

Volatility of Oil and Natural Gas Prices

    The Company's revenues, cash flow from operations and reserve valuations are significantly affected by the prices received for its oil and gas production. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond the control of the Company. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports of oil, the level of consumer and industrial demand, weather conditions, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. The Company's ability to acquire oil and gas properties at prices and upon terms acceptable to the Company is significantly impacted by the recent volatility of prices for oil and gas. Generally, during periods of depressed or falling prices, the Company encounters resistance from potential sellers to sell oil and gas leases or interests at then prevailing market prices. Conversely, during periods of escalating prices, the Company encounters increased competition in its efforts to acquire oil and gas properties having geologic merit and at reasonable prices.

Derivative Financial Instruments

    The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses energy price swap agreements to hedge anticipated sales of natural gas production and in its gas marketing activities.

Conflicts of Interest

    The Company and certain of its affiliates, including certain officers and directors of the Company, have historically participated in various related party transactions. To the extent that the Company and its affiliates continue to participate in such related party transactions in the future, certain potential conflicts of interest may arise. The Company's board of directors has adopted a policy providing that any transactions between the Company and its officers, directors, principal shareholders or affiliates will be on terms no less favorable to the Company than could have been obtained from unaffiliated third parties on an arms-length basis and such transactions, if any, will be approved by a majority of the Company's disinterested directors.

Regulation

    The Company's operations are regulated by certain federal and state agencies. In particular, oil and natural gas production and operations are or have been subject to price controls, taxes and other laws relating to the oil and natural gas industry. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business or financial condition.

    The Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are
                                         -5-
required for various of the Company's operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, injunctions or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. The Company does not anticipate that it will be required in the near future to expend amounts that are material to the Company's financial position or results of operations by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of such compliance.

    The Company believes that the oil and gas industry may experience increasing liabilities and risks under the Comprehensive Environmental Response, Compensation and Liability Act, as well as other federal, state and local environmental laws, as a result of increased enforcement of environmental laws by various regulatory agencies. As an "owner" or "operator" of property where hazardous materials may exist or be present, the Company, like all others engaged in the oil and gas industry, could be liable for the release of any hazardous substances. Although the Company has not been subject to the imposition of "clean-up" orders by the government, the potential for sudden and unpredictable liability for environmental problems is a consideration of increasing importance to the Company and the oil and gas industry as a whole.

Provisions Relating to Control of the Company

    Although not intended to interfere with bona fide offers to acquire control of the Company in transactions which would benefit all stockholders, the Company has in place certain measures which affect the control of the Company. These measures are summarized below.

    Classified Board

    At present, the Company's Board of Directors is divided into three classes, with the term of office of one class expiring each year. The existence of a classified board, which is designed to provide continuity and longer-term participation on the Board of Directors, has a potentially discouraging effect on a takeover bid since it tends to impair a bidder's ability to obtain control of the Board of Directors, and ultimately the management, in a relatively short period of time. Because only one class of directors, which consists of one-third of the total number of directors, stands for election at each annual meeting, it would take two annual meetings, instead of one, to change a majority of the directors. This would be true even if a stockholder held more than a majority of the shares entitled to vote at an annual meeting. Since the Company's Common Stock does not have cumulative voting rights, the holders of a majority of shares voting for the election of directors can elect all members of the class voted upon at each annual meeting. The provisions of the Company's Bylaws creating the classified board may not be amended without the approval of the holders of at least two-thirds of the Common Stock outstanding and entitled to vote on any such change. See "Description of Capital Stock - Preferred Stock" for rights of the holders of Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock to elect directors under limited circumstances.

    Stockholders' Rights Plan

    The Board adopted a stockholders' rights plan (the "Rights Plan") on December 4, 1990 in order to deter coercive or unfair takeover tactics and to prevent a purchaser from gaining control of the Company without offering a fair price to all stockholders. The Rights Plan was not adopted in response to any specific effort to obtain control of the Company. Although intended to preserve for the Company's stockholders the long-term value of the Company, the Rights

Plan may make it more difficult for the stockholders of the Company to benefit from certain transactions which are opposed by the incumbent board. See "Description of Capital Stock - Stockholders' Rights Plan."

    Preferred Stock

    In the event of any takeover attempt of the Company through tender offer, merger, proxy contest or otherwise, the Board could issue shares of its authorized preferred stock which could dilute the voting power of existing stockholders. Moreover, since the Board may, without stockholder approval, fix the voting powers, designations and preferences and other rights, qualifications, limitations and restrictions on its authorized but unissued shares of preferred stock, any preferred stock issued by the Board could be structured so as to impede or prevent any proposed undesired takeover. For these reasons, the ability of the Board of Directors of the Company to cause the issuance of one or more series of preferred stock could discourage hostile tender offers, mergers and other business combinations, proxy contests, and the removal of incumbent management. The Board's rights to authorize the issuance of any preferred stock are limited by the terms of the currently outstanding series of preferred stock. See "Description of Capital Stock - Preferred Stock."

    Severance Benefits

    Effective July 1, 1995, the Company entered into employment agreements with
M. Jay Allison, the President and Chief Executive Officer of the Company, and Roland O. Burns, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Under the agreements, the Company agreed to employ each of Messrs. Allison and Burns for a period of twelve months at a minimum base rate of $245,000, and $128,000 per annum, respectively. Each of the agreements provides for the payment of severance benefits in an amount equal to three times the existing annual base salary of the employee upon a change in control followed by the occurrence of certain specified events, including the assignment of the employee to duties inconsistent with his position immediately prior to the change in control, a reduction in the employee's salary, requiring the employee to be relocated, failure of a purchaser to assume the obligations of the Company under the agreement, failure of the Company to re-elect the employee to the offices held by him immediately prior to a change in control and a breach by the Company (or any successor) of any provisions of the agreement. The severance benefit payments are payable in cash in equal payments (without interest over a period not to exceed twelve months). As defined in the agreements, a "change in control" is deemed to have taken place if (a) without the approval or recommendation of a majority of the then existing Board of Directors of the Company, a third person causes or brings about the removal or resignation of the then existing members of the Board or if a third person causes or brings about an increase in the size of the Board such that the then existing members of the Board thereafter represent a minority of the total number of persons comprising the entire Board; (b) a third person, including a group, becomes the beneficial owner of shares of any class of the Company's stock having 30 percent or more of the total number of votes that may be cast for the election of directors of the Company; (c) any shares or any class of the Company's stock are purchased pursuant to a tender or exchange offer (other than an offer by the Company); or (d) the Company's stockholders approve a merger or other business combination of the Company with or into another corporation pursuant to which the Company will not survive or will survive only as a subsidiary of another corporation, or the sale or other disposition of all or substantially all of the assets of the Company, or any combination of the foregoing.

    As a result of the severance benefit payments that could become payable to Messrs. Allison and Burns, and based on the base compensation currently in effect, a total of $1,119,000 would presently be required to be paid to them upon a change in control followed by one of the events triggering payment of the severance benefits. Accordingly, the employment agreements would have the effect of substantially increasing the cost of acquiring control of the Company, thereby possibly discouraging any such attempted acquisition of control.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $10.00 par value (the "Preferred Stock"). At October 2, 1995, there were issued and outstanding 12,769,162 shares of Common Stock and 3,100,000 shares of Preferred Stock, of which 600,000 shares are designated as the Series 1994 Convertible Preferred Stock, 1,000,000 shares are designated as the 1994 Series B Convertible Preferred Stock and 1,500,000 shares are designated as the Series 1995 Convertible Preferred Stock. Options and warrants to purchase 1,624,307 shares of Common Stock were also outstanding and exercisable at that date. In the aggregate, 8,337,450 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options and warrants currently outstanding and the conversion of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock.

Common Stock

    Subject to the prior rights of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock, the Series 1995 Convertible Preferred Stock and any other shares of Preferred Stock that may be issued, and except as otherwise set forth below, the shares of Common Stock of the Company
(1) are entitled to such dividends as may be declared by the Board of Directors, in its discretion, out of funds legally available therefor; (2) are entitled to one vote per share on matters voted upon by the stockholders and have no cumulative voting rights; (3) have no preemptive or conversion rights; (4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled, upon liquidation, to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock, the Series 1995 Convertible Preferred Stock and any other Preferred Stock, if issued. Although the Company's Articles of Incorporation do not deny preemptive rights to stockholders, under Nevada law no stockholders have preemptive rights with respect to shares that, upon issuance, are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Common Stock is currently registered under the Exchange Act.

    The Common Stock presently issued and outstanding, including the shares being offered by the Selling Security Holders, is validly issued, fully paid and nonassessable.

    Because the shares of Common Stock do not have cumulative voting rights, the holders of a majority of the shares voting for the election of directors can elect all members of the class of the Company's classified Board of Directors that are to be elected at a meeting of the stockholders, subject to any rights of the holders of Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock.
See "Description of Capital Stock - Preferred Stock."

    The Company's Common Stock is quoted on the Nasdaq National Market System of the Nasdaq Stock Market. The Transfer Agent and Registrar for the Common Stock of the Company is American Stock Transfer & Trust Company.

Stockholders' Rights Plan

    General

    As part of its long-term strategy to maximize, preserve and protect the long-term value of the Company for the benefit of all stockholders, the Board of Directors of the Company considered, and on December 4, 1990, adopted, a stockholders' rights plan. The basic objective of the Rights Plan is to encourage prospective purchasers to negotiate with the board, whose ability to negotiate effectively with a potential purchaser, on behalf of all stockholders, is significantly greater than that of the stockholders individually. In the board's view, some attempted takeovers can pressure stockholders into disposing of their equity investment in the Company at less than full value and can result in the unfair treatment of minority stockholders, especially considering that prospective purchasers typically are interested in acquiring targets as cheaply as they can. The rights are designed to deter abusive takeover tactics, such as
(i) accumulations of the Company's stock by a prospective purchaser who through open market or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair "control premium", (ii) coercive two-tier, front-end loaded or partial offers which may not offer fair value to all stockholders, (iii) accumulations of the Company's stock by a prospective purchaser who lacks the financing to complete an offer and is only interested in putting the Company "in play", without concern as to how its activities may affect the business of the Company, and (iv) self-dealing transactions by or with prospective purchasers who may seek to acquire the Company at less than full value or upon terms that may be detrimental to minority stockholders. Equally important, offers left open only a short time might prevent management and the board from considering all alternatives to maximize the value of the Company - including, if appropriate, a search for competing bidders. The board believes that the specific benefits derived by the stockholders of the Company as a result of having the rights plan in place include:

    - providing disincentives to potential purchasers who are not willing or able to make and complete a fully financed offer to all stockholders at a fair price;

    - providing the board and management the time to consider available alternatives and act in the best interests of all stockholders in the event of an offer;

    -  protecting against abusive takeover tactics; and

    -  increasing the bargaining power of the board.

    The Rights Plan was not adopted by the board in response to any specific effort to obtain control of the Company.

    Description of Rights Plan

    On December 4, 1990, the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, payable on December 17, 1990 (the "Record Date") to stockholders of record at that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $10.00 par value per share, at an exercise price of $15.00 (the "Purchase Price") per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as successor Rights Agent.

    The Rights are initially evidenced by the Common Stock certificates as no separate Rights Certificates were distributed. The Rights separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earliest of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors of the Company determines that any individual, firm, corporation, partnership or other entity (each a "Person"), alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the continuing directors who are not officers of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and at least a majority of the continuing directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such Person as such directors shall deem appropriate, shall determine that (a) such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material impact (an "Adverse Person").

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2000, unless earlier redeemed by the Company.

    If (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except (a) pursuant to certain offers for all outstanding shares of Common Stock approved by at least a majority of the continuing directors who are not officers of the Company or (b) solely due to a reduction in the number of shares of Common Stock outstanding as a result of the repurchase of shares of Common Stock by the Company) or (ii) the Board of Directors determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or Adverse Person will be null and void.

    If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation, but its Common Stock is changed or exchanged (other than a merger which follows an offer described in clause (i)(a) of the preceding paragraph), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

    At any time after the earlier to occur of (i) an Acquiring Person becoming such or (ii) the date on which the Board of Directors of the Company declares an Adverse Person to be such, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Adverse Person or Acquiring Person, as the case may be, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange may be effected at any time after any Person becomes the beneficial owner of 50% or more of the outstanding Common Stock.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    At any time until the close of business on the earlier of the tenth day following the Stock Acquisition Date or the tenth business day following the date on which the Board of Directors first declares a person to be an Adverse Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the continuing directors (as defined in the Rights Agreement).

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights Plan has certain anti-takeover effects including making it prohibitively expensive for a raider to try to control or take over the Company unilaterally and without negotiation with the Board. Although intended to preserve for the stockholders the long term value of the Company, the Rights Plan may make it more difficult for stockholders of the Company to benefit from certain transactions which are opposed by the incumbent board. See "Risk Factors - Provisions Relating to Control of the Company."

Preferred Stock

    The Board of Directors is empowered, without approval of the stockholders, to cause shares of its authorized Preferred Stock to be issued in one or more classes or series, from time to time, with the number of shares of each class or series and the rights, preferences and limitations of each class or series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Shares of Preferred Stock may, in the board's sole determination, be issued with voting rights greater than one vote per share. Issuance of shares of Preferred Stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.

    On January 6, 1994, the Board of Directors created a new series of Preferred Stock consisting of 600,000 shares designated as the Series 1994 Convertible Preferred Stock (the "Series 1994 Preferred"). On January 7, 1994, the Company issued and sold 600,000 shares of the Series 1994 Preferred in a private placement for $6 million. The Series 1994 Preferred was purchased by certain investors and investment funds represented or managed by Trust Company of the West.

    On July 21, 1994, the Board of Directors created a new series of Preferred Stock consisting of 1,500,000 shares designated as the 1994 Series B Convertible Preferred Stock (the "1994 Series B Preferred"). On July 22, 1994, the Company exchanged 1,000,000 shares of the 1994 Series B Preferred and $10,150,000 in cash to re-acquire certain production payments previously conveyed by the Company to Enron Reserve Acquisition Corp. ("Enron").

    On June 16, 1995, the Board of Directors created a new series of the Company's preferred stock ($10.00 par value) consisting of 1,500,000 shares designated as the Series 1995 Convertible Preferred Stock (the "Series 1995 Preferred"). On June 19, 1995, the Company sold 1,500,000 shares in a private placement for $15 million to certain investors and investment funds represented or managed by Trust Company of the West.

    The Series 1994 Preferred and the Series 1995 Preferred pay quarterly dividends at the rate of $.225 on each outstanding share and is payable when, as and if declared on each March 31, June 30, September 30, and December 31. Dividends on the Series 1994 Preferred and the Series 1995 Preferred are cumulative from the date of original issue. Unpaid dividends bear interest at a rate of 9% per annum, compounded quarterly. The Company, at its option, can pay the dividend in cash or in shares of Common Stock valued at 75%, in the case of the Series 1994 Preferred, or 80% in the case of the Series 1995 Preferred, of the lower of the Common Stock's 5 day or 30 day average closing price.

    The 1994 Series B Preferred bears quarterly dividends at the rate of $.15625 on each outstanding share and is payable when, as and if declared by the Board of Directors on April 1, July 1, October 1 and January 1, of each year. Dividends on the 1994 Series B Preferred are cumulative from the date of issuance. The Company can elect to pay the dividends in cash or in shares of stock. If the dividends are to be paid in shares of stock, the holder may elect to receive either additional shares of the 1994 Series B Preferred (valued at $10.00 per share) or Common Stock (valued at 85% of the 15 trading day average closing price) or a combination thereof.

    On January 1, 1999 and on each January 1 thereafter, so long as any shares of the Series 1994 Preferred are outstanding, the Company is obligated to redeem 120,000 shares of the Series 1994 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. On June 30, 2000 and on each June 30, thereafter, so long as any shares of the Series 1995 Preferred are outstanding, the Company is obligated to redeem 300,000 shares of the Series 1995 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. The mandatory redemption price may be paid either in cash or in shares of Common Stock, at the option of the Company. If the Company elects to pay the mandatory redemption price in shares of Common Stock, the Common Stock will be valued at 75%, in the case of the Series 1994 Preferred, or 80%, in the case of the Series 1995 Preferred, of the lower of the Common Stock's 5 day or 30 day average closing price (immediately prior to the date of redemption). There is no mandatory redemption required for the 1994 Series B Preferred.

    The respective holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred have the right, at their option and at any time, to convert all or any part of such shares into shares of Common Stock. The initial Common Stock conversion prices are $4.00 per share for the Series 1994 Preferred, $5.00 per share for the 1994 Series B Preferred and $5.25 per share for the Series 1995 Preferred. If the holders of the Series 1994 Preferred, 1994 Series B Preferred and the Series 1995 Preferred elected to convert all such shares into Common Stock at the initial conversion prices, the holders would own approximately 11%, 14% and 19%, respectively, of the Company's issued and outstanding shares of Common Stock as of July 3, 1995. The Company has the option to redeem the shares of Series 1994 Preferred and the Series 1995 Preferred at a price that would provide the holder with a specified rate of return on their original investment. The Company has the option to redeem the shares of 1994 Series B Preferred at any time at the rate of $14.00 per share as increased by 7 1/2% per annum compounded monthly from the date of issuance.

    In the event of dissolution, liquidation or winding-up of the Company, the holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred, after payments of all amounts payable to the holders of Preferred Stock senior to such series of Preferred Stock, to receive out of the assets remaining $10.00 per share, together with all dividends thereon accrued or in arrears, whether or not earned or declared, before any payment is made or assets set apart for payment to the holders of the Common Stock.

    The holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred are each entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of shares of Common Stock on an "as converted" basis. Upon the occurrence of an "event of noncompliance" with the terms of the Series 1994 Preferred, the 1994 Series B Preferred and/or the Series 1995 Preferred as set forth therein, the holders of each such series of Preferred Stock have the right (for so long as such event of noncompliance continues) to elect two additional directors to the Board of Directors of the Company. Accordingly, up to six additional directors could be elected pursuant to the terms of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred. "Events of noncompliance" include (i) the failure to pay in the aggregate four quarterly dividends on any such series,
(ii) the failure to redeem any such series in accordance with its terms, (iii) a default by the Company on certain indebtedness, (iv) M. Jay Allison ceasing to be the chief executive officer of the Company, or (v) a bankruptcy or similar proceeding is commenced by or against the Company or any of its significant subsidiaries.

    The Company has the option to convert the Series 1995 Preferred to convertible subordinated debt provided that the Company has satisfied certain conditions, including obtaining the consent of the banks under the senior credit facility and the holders of Series 1994 Preferred and the 1994 Series B Preferred and granting to the holders of the Series 1995 Preferred additional demand registration rights.

    The Company may not, so long as any of the Series 1994 Preferred, the 1994 Series B Preferred or the Series 1995 Preferred is outstanding, alter any of the rights, preferences or powers of the Series 1994 Preferred, 1994 Series B Preferred and the Series 1995 Preferred or issue any shares of stock ranking on a parity with or senior to each series of outstanding Preferred Stock unless the requisite number of the holders have consented thereto. Holders of each such series of Preferred Stock also have the right to approve (1) a merger of the Company where the Company is not the surviving corporation; (2) the issuance of more than 20% of the Company's Common Stock in connection with a merger or acquisition; (3) the sale or disposition of substantially all of the Company's assets; (4) payment of any dividend or distribution, on or for the redemption of Common Stock of the Company in excess of $50,000 a year; or (5) an increase in the number of shares of Common Stock issuable under the Company's 1991 Long-term Incentive Plan.

    In addition to the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred and in connection with the Stockholders' Rights Plan as described under "Description of Capital Stock - Stockholders' Rights Plan", the Company has designated and reserved for issuance 150,000 shares of Preferred Stock, $10.00 par value per share, which, under the Rights Plan, may be issued in units consisting of one one-hundredth of a share (each, a "Unit"). Each Unit, if and when issued, will be entitled to receive a cumulative quarterly cash dividend equal to the greater of $0.375 or the amount of the dividend or distribution paid per share of Common Stock for the applicable quarter. Such Preferred Stock dividend rights are senior to the rights of holders of Common Stock to receive any dividend or distribution. Each Unit, if and when issued, will be entitled to one vote, voting together with the Common Stock, on all matters submitted to the holders of the Common Stock. Upon liquidation, dissolution or winding up of the Company, each Unit issued will be entitled to the greater of $15.00 plus accrued but unpaid dividends or the amount to be distributed in respect of each share of Common Stock, with such Preferred Stock liquidation rights being senior to those of the holders of the Common Stock.
The Company has the option to redeem, in whole or in part, the Preferred Stock, if issued, at any time for a per Unit price equal to the greater of $15.00 or the current market price per share of Common Stock at the time of redemption, in each case together with accrued but unpaid dividends.

                            SELLING SECURITY HOLDERS

    The following table sets forth certain information as of October 2, 1995 with respect to the Common Stock beneficially owned by the Selling Security Holders.

                                             Number of                          Before              After
        Name and Address of                    Shares           Number          Offering           Offering
         Selling Security                   Beneficially      of Shares       Percentage of      Percentage of
              Holder                            Owned        Offered (4)      Common Stock      Common Stock (1)

Trust Company of the West,                  285,603  (2)(3)     7,401            2.19%              2.13%
as Trustee of the TCW Debt and
Royalty Fund IVA
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West,                  763,028  (2)(3)    19,775            5.64%              5.49%
as Custodial Agent for TCW Debt
and Royalty Fund IVB
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West,                  223,872     (3)     8,462            1.71%              1.64%
as Custodial Agent for TCW Debt
and Royalty Fund IVC
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Saving Bank,               190,397  (2)(3)     4,935            1.47%              1.43%
as Trustee for Delta Master Trust
865 South Figueroa, Suite 1800
Los Angeles, California 90017

The Chase Manhattan Bank                    476,000  (2)(3)    12,336            3.59%              3.50%
as Custodian for
Leland Stanford Junior University
865 South Figueroa, Suite 1800
Los Angeles, California 90017

                                                                 -14-

                                              Number of                          Before              After
       Name and Address of                     Shares           Number          Offering           Offering
         Selling Security                   Beneficially      of Shares       Percentage of      Percentage of
              Holder                            Owned        Offered (4)      Common Stock      Common Stock (1)

Trust Company of the West,                  238,007  (2)(3)     6,168            1.83%              1.78%
as Custodian for Columbia University
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Savings Bank,              356,996  (2)(3)     9,252            2.72%              2.65%
as Custodian for
Searle Trusts Limited Partnership X
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Savings Bank,              142,802  (2)(3)     3,701            1.11%              1.08%
as Custodian for John G. Searle
Charitable Trusts Partnership
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West, as                73,878     (3)     2,792             .57%               .55%
Custodian for The City and
County Employee's Retirement
System of San Francisco
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West, as             1,760,792  (2)(3)    37,413           12.38%             12.12%
Investment Manager and Custodian
for General Mills, Inc.
865 South Figueroa, Suite 1800
Los Angeles, California 90017
                                          ---------           -------
                                          4,511,375           112,235
                                          =========           =======

(1)    Assumes the sale by Selling Security Holders of all shares offered hereby.
(2)    Includes shares issuable pursuant to conversion of the Series 1994 Preferred.
(3)    Includes shares issuable pursuant to conversion of the Series 1995 Preferred.
(4)    Represents shares issued in lieu of the payment of cash dividends on the Series 1995 Preferred.

Transactions with Selling Security Holders

     On January 7, 1994, the Company sold 600,000 shares of its Series 1994 Preferred in a private placement for $6 million to certain investors and investment funds represented or managed by Trust Company of the West.

     On June 19, 1995, the Company sold 1,500,000 shares of its Series 1995 Preferred in a private placement for $15 million to certain investors and investment funds represented or managed by Trust Company of the West, including certain holders of the Series 1994 Preferred.

                              PLAN OF DISTRIBUTION


     The shares of Common Stock offered hereby are being sold for the respective account of each Selling Security Holder. The shares may be sold from time to time by each Selling Security Holder, or by its pledges, donees, transferees or other successors in interest who acquire such shares pursuant to a non-sale transaction. Sales may be made on the Nasdaq National Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Security Holders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The Company hereby incorporates the following documents into this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994.
     2. The Company's Proxy Statement dated April 25, 1995 in connection with the Annual Meeting of Stockholders of the Company held on May 23, 1995.
     3. The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995.
     4. The Company's Quarterly Report on Form 10-Q for the three months and six months ended June 30, 1995.
     5. The Company's Current Report on Form 8-K dated May 16, 1995, as amended pursuant to Form 8-K/A dated August 4, 1995 and Form 8-K/A dated September 22, 1995.
     6.   The Company's Current Report on Form 8-K dated June 19, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus.

                                  LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.
                                      -16-

                                     EXPERTS


     The consolidated financial statements of the Company as of December 31, 1994 and for the year then ended and the financial statements of the Sonat Acquisition for the three years ended December 31, 1994 incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The expenses of the offering are estimated (except as indicated) to be as follows:

    Securities and Exchange Commission Registration Fee (actual) . . . $ 1,336
       Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . .  2,500
       Accounting Fees and Expenses . . . . . . . . . . . . . . . . . .  1,000
       Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    164
                                                                        --------
          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 5,000
                                                                        ========

All of the above expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

    Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys' fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his conduct was unlawful.

    With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    Unless indemnification is ordered by a court, the determination to pay indemnification must be made by the stockholders, by a majority vote of a quorum of the Board of Directors who were not parties to the action, suit or proceeding, or in certain circumstances by independent legal counsel in a written opinion. Section 78.751 permits the Articles of Incorporation or Bylaws to provide for payment to an indemnified person of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

    Section 78.751 also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

    Article VI, "Indemnification of Directors, Officers, Employees and Agents", of the Registrant's Bylaws provides as follows with respect to indemnification of the Registrant's directors, officers, employees and agents:

    Section 1. To the fullest extent allowed by Nevada law, any director of the Corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VI does not eliminate or limit the liability of a director for:

       (a) an act or omission which involves intentional misconduct, fraud or a knowing violation of law; or

       (b) the payment of dividends in violation of N.R.S. 78.300.

    Section 2. The Corporation shall indemnify each director, officer, employee and agent, now or hereafter serving the Corporation, each former director, officer, employee and agent, and each person who may now or hereafter serve or who may have heretofore served at the Corporation's request as a director, officer, employee or agent of another corporation or other business enterprise, and the respective heirs, executors, administrators and personal representatives of each of them against all expenses actually and reasonably incurred by, or imposed upon, him in connection with the defense of any claim, action, suit or proceeding, civil or criminal, against him by reason of his being or having been such director, officer, employee or agent, except in relation to such matters as to which he shall be adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. For purposes hereof, the term "expenses" shall include but not be limited to all expenses, costs, attorneys' fees, judgements (including adjudications other than on the merits), fines, penalties, arbitration awards, costs of arbitration and sums paid out and liabilities actually and reasonably incurred or imposed in connection with any suit, claim, action or proceeding, and any settlement or compromise thereof approved by the Board of Directors as being in the best interests of the Corporation. However, in any case in which there is no disinterested majority of the Board of Directors available, the indemnification shall be made: (1) only if the Corporation shall be advised in writing by counsel that in the opinion of counsel (a) such officer, director, employee or agent was not adjudged or found liable for gross negligence or willful misconduct in the performance of duty as such director, officer, employee or agent or the indemnification provided is only in connection with such matters as to which the person to be indemnified was not so liable, and in the case of settlement or compromise, the same is in the best interests of the Corporation; and (b) indemnification under the circumstances is lawful and falls within the provisions of these Bylaws; and (2) only in such amount as counsel shall advise the Corporation in writing is, in his opinion, proper. In making or refusing to make any payment under this or any other provision of these Bylaws, the Corporation, its directors, officers, employees and agents shall be fully protected if they rely upon the written opinion of counsel selected by, or in the manner designated by, the Board of Directors.

    Section 3. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in these Bylaws.

    Section 4. The Corporation may indemnify each person, though he is not or was not a director, officer, employee or agent of the Corporation, who served at the request of the Corporation on a committee created by the Board of Directors to consider and report to it in respect of any matter. Any such indemnification may be made under the provisions hereof and shall be subject to the limitations hereof, except that (as indicated) any such committee member need not be nor have been a director, officer, employee or agent of the Corporation.

    Section 5. The provisions hereof shall be applicable to actions, suits or proceedings (including appeals) commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

    Section 6. The indemnification provisions herein provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, or by law or statute, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    Section 7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and persons described in Section 4 of this Article above, against any liability asserted against him and incurred by him in any such capacity or arising out of his status, as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these Bylaws.

Item 16.   Exhibits.

Exhibit No.                        Description

    4.1 Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-3 dated November 30, 1992).

    4.2 Rights Agreement dated as of December 10, 1990, by and between the Registrant and Society National Bank, as Rights Agent (incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form 8-A, dated December 14, 1990).

    5.1 *   Opinion of Locke Purnell Rain Harrell (A Professional Corporation).

    23.1 ** Consent of Counsel.

    23.2 ** Consent of Independent Public Accountants.

    23.3 ** Consent of Independent Petroleum Engineers.

    24.1 *  Power of Attorney.


*  Previously filed.
** Filed herewith.
                                   II-3

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 2, 1995.

                       COMSTOCK RESOURCES, INC.

                       By:  /s/ M. JAY ALLISON*
                          M. Jay Allison
                          President and Chief Executive Officer
                          (Principal Executive Officer)


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                                 Title                                 Date

/s/ M. JAY ALLISON*                    President, Chief Executive Officer, and             October 2, 1995
   M. Jay Allison                        Director (Principal Executive
                                         Officer)


/s/ ROLAND O. BURNS                    Senior Vice President, Chief Financial              October 2, 1995
   Roland O. Burns                        Officer, Secretary, and Treasurer
                                          (Principal Financial and Accounting
                                          Officer)


/s/ HAROLD R. LOGAN*                   Chairman of the Board of Directors                  October 2, 1995
   Harold R. Logan


/s/ RICHARD S. HICKOK*                   Director                                          October 2, 1995
   Richard S. Hickok


/s/ FRANKLIN B. LEONARD*                 Director                                          October 2, 1995
   Franklin B. Leonard


/s/ CECIL E. MARTIN, JR.*                Director                                          October 2, 1995
   Cecil E. Martin, Jr.


/s/ HERBERT C. PELL, III*                Director                                          October 2, 1995
   Herbert C. Pell, III


*By /s/ ROLAND O. BURNS
      Roland O. Burns
      Attorney-in-fact


                                                      INDEX TO EXHIBITS



Exhibit No.                          Exhibit

  4.1     Specimen Common Stock Certificate (incorporated herein by reference to
          Exhibit 4.1 to Registration Statement on Form S-3 dated October 30,
          1992).

  4.2 Rights Agreement dated as of December 10, 1990, by and between the Registrant and Society National Bank, as Rights Agent (incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form 8-A, dated December 14, 1990).

  5.1 *   Opinion of Locke Purnell Rain Harrell (A Professional Corporation).

 23.1 **  Consent of Counsel.

 23.2 **  Consent of Independent Public Accountants.

 23.3 **  Consent of Independent Petroleum Engineers.

 24.1 *   Power of Attorney.


*  Previously filed.
** Filed herewith.
                                      II-6